                SECURITIES AND EXCHANGE COMMISSION
                       ___________________

                             FORM S-3

                      REGISTRATION STATEMENT
                               UNDER
                    THE SECURITIES ACT OF 1933
                        _________________

                    FLORIDA GAMING CORPORATION
      (Exact name of registrant as specified in its charter)

          Delaware                          59-1670533
(State of other jurisdiction of         (I.R.S. Employer
incorporation or organization)           Identification No.)

   1750 South Kings Highway        W. Bennett Collett
Fort Pierce, Florida 34945-3099    Florida Gaming Corporation
        (407) 469-2500             1750 South Kings Highway
  (Address of principal            Fort Pierce, Florida 34945-3099
    executive offices)                   (407) 464-7500
                                   (Name, address, including zip
                                   code, and telephone number
                                   including area code, of agent of
                                   service)

                            Copies to:

                         James A. Giesel
                        Alan K. MacDonald
                    Brown, Todd & Heyburn PLLC
                      3200 Providian Center
                   Louisville, Kentucky  40202
                          (502)589-5400

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration
Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                 Calculation of Registration Fee

                                                       Proposed
Title of each class                   Proposed         maximum
  of securities to   Amount Being   maximum price  aggregate offering       Amount of
   be registered    Registered (1)   per unit (2)       price (2)        Registration Fee
__________________  ______________  ______________   __________________  ________________
Common Stock,       615,385         $ 6.4375         $3,961,541          $1,366.05
$.10 par value       shares



(1) Includes such additional shares of Common Stock as may be issued to the Selling Stockholder because of future stock dividends, stock distributions, stock splits or similar capital readjustments.
(2) Represents the average of the closing bid and asked prices of the Common stock of the Registrant on August 19, 1996. Estimated solely for the purpose of calculating the registration fee.


     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            PROSPECTUS

                          615,385 Shares

                                of

                    FLORIDA GAMING CORPORATION
                           Common Stock

     This Prospectus relates to a possible offering of shares of common stock, $.10 par value (the "Common Stock") of Florida Gaming Corporation (the "Company") by and for the account of BOK DPC Asset Holding Corporation (the "Selling Stockholder"). See "Selling Stockholder and Plan of Distribution." The Company will not receive any of the proceeds from any sale of the shares that may be offered hereby. The Common Stock of the Company is traded on the NASDAQ SmallCap Market under the symbol "BETS".

     The Selling Stockholder has advised the Company that sales of the Common Stock may be sold from time to time to purchasers directly by the Selling Stockholder in negotiated transactions and in the over-the-counter market on NASDAQ. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as princi-pal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions in which the broker solicits purchasers. Alternative-ly, the Selling Stockholder may from time to time offer the shares offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, conces-sions or commissions from the Selling Stockholder and/or the purchasers of securities for whom they may act as agents. The shares offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

     The terms of any offering of the shares of Common Stock by the Selling Stockholder, including the names of the underwriters, if any, and the public offering price, underwriting discounts and proceeds to the Selling Stockholder, will be set forth in an accompanying Prospectus Supplement, to the extent required. The Selling Stockholder and any agents or broker-dealers that participate in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company will pay all expenses of the Offering, but not including the Selling Stockholder's legal fees, underwriting discounts and commissions and fees. In addition, the Company has agreed to indemnify the Selling Stockholder against certain liabilities, including certain liabilities under the Securities Act. See "Selling Stockholder and Plan of Distribution."


SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS
  RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus also relates to such additional securities as may be issued to the Selling Stockholder because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

        The date of this Prospectus is ___________, 199_.

IN CONNECTION WITH THIS OFFERING, AN UNDERWRITER MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      AVAILABLE INFORMATION

     The Company has filed with the U.S. Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not include all the information set forth in the Registration Statement and the exhibits thereto, to which reference is made for further information with respect to the Company.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission (File No. 0-9099). The Registration Statement and the exhibits thereto and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's Web site (http://www.sec.gov), and may also be inspected and copied at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Securities Act and the Exchange Act are hereby incorporated by reference herein:

     (1) The Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1995;

     (2) The Company's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 1996 and June 30, 1996;

     (3)  The Company's Current Report on Form 8-K dated February
          13, 1996; and

     (4) The description of the shares of Common Stock contained in the Company's Registration Statement on Form 10.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any and all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to Timothy L. Hensley of Florida Gaming Corporation, 1750 South Kings Highway, Fort Pierce, Florida 34945-3099. Telephone requests may be directed to Mr. Hensley at (812) 945-7211.

                        PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in or incorporated by reference into this Prospectus. Unless the context indicates otherwise, all references in this Prospectus to the Company include the Company and its subsidiaries and all references to the number of shares of Common Stock (i) relate to the Company's Common Stock, par value $.10 per share (the "Common Stock"), and (ii) assume that outstanding stock options and conversion rights are not exercised.

     The Company currently owns and operates a jai-alai fronton and pari-mutuel wagering facility located in Fort Pierce, Florida. The Company is actively exploring other opportunities in the pari-mutuel and gaming industry, including the acquisition of other jai-alai frontons. See "The Company."

                           The Offering

Common Stock offered by the
  Selling Stockholder. . . . . . . . . 615,385 Shares

Total Outstanding Common Stock(1). . . 3,400,779 Shares

Dividend Policy. . . . . . . . . . . . The Company has not paid any dividends on its Common Stock
                                       in the past and does not expect
                                       to pay any dividends on the
                                       Common Stock in the foreseeable
                                       future.

NASDAQ Symbol. . . . . . . . . . . . . BETS

Limitation on Total Ownership  . . . . The laws of the State of
                                       Florida require that before any
                                       person acquires more than five
                                       percent of the equity
                                       securities of a pari-mutuel
                                       operator such as the Company
                                       (representing more than 170,038
                                       shares of the Company's
                                       presently issued Common Stock),
                                       such person must receive the
                                       approval of the Florida
                                       Department of Business
                                       Regulation.

(1) As of August 12, 1996. Excludes 615,385 shares of Common Stock to be issued to Selling Stockholder (See "The Company"), 2,008,250 shares of Common Stock issuable upon exercise of outstanding stock options, 600,709 shares of Common Stock issuable upon the conversion of Class A Preferred Stock, and shares of Common Stock issuable upon the conversion of Series B Preferred Stock based on the market price of the Common Stock immediately prior to conversion.

          Summary of Selected Historical Financial and Operating Data

     The selected financial data presented below for the years 1995 and 1994 have been derived from the Company's audited consolidated financial statements. The selected financial data for the interim periods during 1995 and 1996 have been derived from the unaudited consolidated financial statements and internal accounting records of the Company which, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company's results of operations and financial position for such periods and at such dates. The consolidated results of operations for the six-month period ended June 30, 1996, are not necessarily indicative of the results to be expected for the full year or for future periods. The selected financial data presented below should be read in conjunction with the financial statements of the Company and the related notes thereto contained in annual and quarterly reports, which are incorporated by reference into this Prospectus.

                  Year Ended       Year Ended       Six Months Ended
                  December 31,    December 31,      June 30, (unaudited)
                     1995           1994(1)          1996        1995
                  ____________    ____________    __________________________
HANDLE
  Jai-Alai          $ 4,972,351     $ 3,480,257   $ 3,665,582    $ 4,183,844
  ITW                20,372,323      15,752,224    11,493,570     10,551,501
                    ___________     ___________   ___________    ___________
                    $25,344,674     $19,232,481   $15,159,152    $14,735,345


REVENUE
  Pari-Mutuel Revenues,
  Net               $ 3,138,404     $ 2,153,481   $ 1,948,406    $ 1,954,316
  Admissions            151,438         122,032        77,334         88,483
  Food, Beverage and
  Other                796,184          547,759       496,565        540,686
                    ___________     ___________   ___________    ___________
TOTAL REVENUES      $ 4,086,026     $ 2,823,272   $ 2,522,305    $ 2,583,485
COSTS AND EXPENSES
  Operating         $ 2,873,849     $ 2,106,923   $ 2,139,357    $ 1,979,752
  General and
     Administrative   1,762,062         987,807       913,911        442,569
  Depreciation          194,682         141,962        97,200         84,600
                    ___________     ___________   ___________    ___________
TOTAL COSTS AND
  EXPENSES          $ 4,830,593     $ 3,236,692   $ 3,150,468    $ 2,506,921
                    ___________     ___________   ___________    ___________
Net Income (loss)
  from operations   $  (744,567)    $  (413,420)  $ (628,163)    $    76,564

Other Income (Expenses):
  Interest Income   $    77,673     $    37,090   $  104,905     $    52,011
  Gain (loss) on sale of
    assets                   --         (14,669)          --              --
  Realized Gain (loss) on
    securities          195,939               --          --              --
                    ___________     _____________ _____________  ___________
Net Income (loss)   $  (470,955)    $   (390,999) $   (523,258)  $   324,514
                    ============    ============= =============  ===========
Net Income (Loss)
  Per Share         $     (0.15)    $      (0.18) $      (0.16)  $      0.10


Fully Diluted Per Share
  Earnings          $       N/A     $        N/A  $      N/A     $       N/A

Per Common Share    $     (0.15)    $      (0.18) $    (0.16)    $      0.10

Balance Sheet Data:
  Cash              $ 2,721,865     $ 1,363,174   $ 3,364,773    $ 1,501,527
  Total Assets      $ 8,375,681     $ 6,774,453   $ 9,727,830    $ 6,749,250
  Long-term
    liabilities     $ 1,822,447     $ 1,114,061   $ 1,697,856    $ 1,840,170
  Stockholders'
    Equity          $ 5,911,952     $ 4,163,047   $ 7,530,302    $ 4,487,561


  (1) The Company did not commence its operations in the gaming industry until February 1994.

                                  RISK FACTORS

     In addition to reviewing the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, the other documents incorporated herein by reference and the other information in this prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby:

Recent Operating Results

     The Company had net loss of $628,163 for the six month period ended June 30, 1996, compared to operating income of $76,564 for the comparable 1995 period. The Company's operations generally are subject to financial, economic, legal and other factors, many of which are beyond its control.

Gaming Competition

     The gaming industry is highly competitive. Other gaming companies have substantially greater financial resources and larger management staffs than the Company. Because of the growing popularity and profitability of gaming activities, competition is significantly increasing. The Company competes for customers with other forms of legal wagering, including video poker gaming in non-casino facilities, charitable gaming, pari-mutuel wagering and state lotteries.

     Further expansion of gaming opportunities could also significantly and adversely affect the Company's business. In particular, the expansion of casino gaming in or near the geographic areas from which the Company attracts or expects to attract a significant number of its customers could have a material adverse effect on the Company's business. The Company expects that it will experience significant competition as the emerging casino industry matures.

     The Company believes that its primary market area for its present operations includes approximately 500,000 adults age 21 or over within 35 miles of the Company's jai-alai fronton in Florida. The major population centers in the vicinity of its fronton include Fort Pierce, Port St. Lucie, and Vero Beach, Florida. The Company does not, however, consider itself to be in direct competition with any other fronton or other pari-mutuel facility permitted to operate in Florida in its market area at this time. Florida's pari-mutuel legislation does not permit the operation of any jai-alai facility within a geographic radius of 50 miles or closer to any other jai-alai facility. The closest pari-mutuel facilities are dog racing facilities in West Palm Beach, approximately 50 miles south of the fronton, and in Melbourne, approximately 53 miles north of the Fronton.

Potential Dilution and Market Impact From Outstanding Capital Stock and Options

     As of August 12, 1996, the Company had 3,400,779 shares of Common Stock issued and outstanding. In addition, as of that date, 2,008,250 shares of Common Stock were issuable upon the exercise of outstanding options, 600,709 shares of Common Stock were issuable upon the conversion of outstanding shares of Class A preferred stock, and additional shares of Common Stock were issuable upon the conversion of outstanding shares of preferred stock at a conversion price based on the market price of the Common Stock at conversion. The voting power of each holder of Common Stock would be diluted by the issuance of additional shares of Common Stock. Moreover, the prevailing market price for the Common Stock may be materially and adversely affected by the addition of a substantial number of shares of Common Stock, including the shares offered hereby, into the market or by the registration under the Securities Act of 1933 for the sale of the shares offered thereby.

Potentially Volatile Stock Price

     Since the latter part of fiscal 1993, the Company's stock price has risen dramatically. During the last quarter of 1993, the per share prices for the Common Stock on NASDAQ ranged from $1-5/8 to $3-7/16, while the prices of the Common Stock on the NASDAQ since October 1, 1995 have ranged from $2-1/2 to $14-1/2. Factors such as the Company's operating results or other announcements by the Company or its competitors may have a significant impact on the market price of the Company's securities. Because the Company's expansion philosophy is highly dependent on joint ventures and acquisitions, the price of the Common Stock may be highly volatile and may decline at an equal or greater rate than the rate at which it has risen over the last three years. See "Price Range of Common Stock and Dividends."

Cost of Planned Expansion; Management of Growth

     Since the change in management of the Company in March 1993, the Company has expanded its operations rapidly, and it plans to continue to further expand its operations through participation in other gaming ventures as opportunities arise. The Company's operating results will be adversely affected if net revenues do not increase sufficiently to compensate for the increase in operating expenses caused by such an expansion. In addition, the Company's planned expansion of operations may exceed the Company's present management, technical, financial and other resources. To manage its growth effectively, the Company must continue to increase its management information systems and must attract, train and motivate qualified managers and employees. There can be no assurance, however, that the Company will successfully be able to achieve these goals. If the Company is unable to manage growth effectively, its operating results may be adversely affected.


Dependence on Key Personnel

     The success of the Company is dependent, in part, on its key management personnel. In particular, the Company is highly dependent upon W. Bennett Collett, W. Bennett Collett, Jr., and Timothy L. Hensley. The loss of their services could have a material adverse effect on the Company. There is no assurance that the Company will be able to hire qualified individuals to replace any of these persons if necessary. The Company does not have any employment contracts with its executives, nor does the Company have any key man life insurance policies on their lives.

Absence of Dividends on Common Stock

     The Company has not paid any dividends on its Common Stock in the past and does not anticipate paying dividends on its Common
Stock in the foreseeable future. See "Price Range of Common Stock and Dividends."

Antitakeover Effects of Certain Instruments, Agreements of the
Company, and Laws

     The Company's certificate of incorporation and bylaws, certain contracts to which the Company is a party, the Delaware General Corporation Law and Florida gaming laws contain provisions that could delay or prevent a transaction that results in a change of control of the Company or discourage a tender offer or other plan to restructure the Company favored by a significant portion of the Company's stockholders. For example, the Florida laws require that before any person or entity acquires a 5% or greater equity interest in the Company, such person or entity must receive the approval of Florida gaming authorities.

Potential Conflicts of Interest and Related Party Transactions

     Certain relationships among the Company, its management and affiliates create various potential and actual conflicts of interest. It is the Company's policy that all material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans must be approved by a majority of the independent directors who do not have an interest in the transactions.

New Projects

     Each of the Company's projects to finance, develop, and operate gaming facilities will be subject to the many risks inherent in the establishment of a new business enterprise, including unanticipated design, construction, regulatory and operating problems, and the significant risks commonly associated with implementing a marketing strategy in new markets. There can be no assurance that any of these projects will become operational within the estimated time frames and projected budgets at the time the Company enters into a particular agreement, or at all. The Company plans to reduce the financial significance of individual projects by focusing on small- to medium-sized projects that can be accomplished with a smaller capital investment and will allow a significant portion of any financing of any subsequent expansions to be paid from operating funds whenever possible. In addition, the Company intends to develop projects as joint ventures when possible, to reduce its financial commitment to individual projects. There can be no assurance that the significant expenditures required to develop a gaming project will ultimately result in the establishment of profitable operations. See "The Company."

     To the extent the Company's future gaming projects become operational, the Company will be required to add and train personnel, expand its management information systems and control expenses. If the Company does not successfully address the Company's increased management needs or the Company otherwise is unable to manage its growth effectively, the Company's operating results could be materially adversely affected.

Governmental Regulation

     The Company will need to secure regulatory approvals from state and local authorities for each of its prospective gaming ventures. No assurance can be given that any of these approvals will be secured in a timely fashion or at all. The denial of regulatory approvals would prohibit the opening of the new facilities and any delay in securing such approvals could result in postponement of their scheduled openings.

     In addition to a variety of generally applicable state and federal laws governing business operations, the Company's gaming ventures are regulated by federal and state laws and regulations applicable to the gaming industry generally and to the distribution of gaming equipment. Because the regulatory environment is dynamic and evolving, it is impossible to predict how certain provisions will be ultimately interpreted or how they may affect the Company. Changes in such laws or regulations could have a material adverse impact on the Company's ability to finance, develop and operate gaming ventures.

Construction Risks

     The Company anticipates that its prospective gaming ventures may often include the construction of additional facilities. The Company's cost estimates and projected completion dates for construction of facilities may change significantly as the projects progress. In addition, the Company's development projects will entail significant construction risks, including shortages of materials or skilled labor, unforeseen environmental or engineering problems, work stoppages, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the projects and could delay their scheduled openings.

                         USE OF PROCEEDS

     The Company will not receive any of the proceeds of any sale by the Selling Stockholder of the shares of Common Stock.


                           THE COMPANY

     The Company's principal place of business and principal executive offices are located at Fort Pierce Jai-alai, 1750 South Kings Highway, Fort Pierce, Florida 34945-3099. The Company changed its name from Lexicon Corporation to Florida Gaming Corporation on March 17, 1994. The Company was incorporated in Delaware in 1976.

     The Company currently owns and operates a jai-alai fronton and pari-mutuel wagering facility located in Fort Pierce, Florida (the "Fronton"). Since its inception and prior to its acquisition of the Fronton, the Company engaged in several other lines of business, none of which are currently now in operation. On March
31, 1993, the Company sold 603,000 shares of Common Stock to
Freedom Financial Corporation and the present management assumed control of the Company. After considering various business alternatives, the Company entered into an agreement to acquire the Fronton in October 1993. On February 1, 1994, the Company received approval from the Florida Department of Business and Federal
Regulation, Division of Pari-Mutuel Wagering to transfer the pari-mutuel permit for the Fronton to the Company and completed the acquisition of the Fronton on that date.

     The Company's business at the Fronton consists of, among other things, live jai-alai, inter-track pari-mutuel wagering, and the sale of food and alcoholic beverages. For a detailed description of the Company's business at the Fronton, see the section of the Company's 1995 Annual Report on Form 10-KSB titled "Item 1 -- Business."

     The jai-alai industry generally has declined in the last several years due to an industry-wide strike by jai-alai players and the passage of legislation authorizing a state-wide lottery in 1987. Average state-wide handle per performance for the State of Florida fiscal years ended June 30, 1995 and 1994 was approximately $102,000 and $101,000, respectively. During the State of Florida's 1995 fiscal year, handle per performance at the Company' Fronton increased from $31,918 to $36,090, or 13.1% compared to the 1994 fiscal year. There can be no assurance that the jai-alai industry will improve significantly, if at all, in the future. Because the Company's jai-alai business is tied directly to many if not all of the factors which influence the jai-alai industry as a whole, another players strike or the enactment of unfavorable legislation could have an adverse impact on the Company's operations.

     Inter-track wagering has grown significantly since its initiation in the State of Florida in August 1990. The state-wide ITW handle for the State of Florida's fiscal year ended June 30, 1991 was approximately $109 million. The state-wide ITW handle for the State of Florida's fiscal years ended June 30, 1994 and 1995 increased to approximately $383 million and $443 million, respectively. ITW handle at the Company's Fronton has demonstrated similar growth in recent years, increasing from $17.2 million in the year ended December 31, 1994 ($15.8 million after the Company acquired the Fronton in February 1994) to an estimated $20.4 million for the year ended December 31, 1995.

     Florida House Bill No. 337 became effective June 1, 1996.
This legislation authorized card rooms at licensed pari-mutuel facilities starting January 1997. The card rooms will be administered and regulated by the State of Florida Division of Pari-Mutuel Wagering of the Department of Business and Professional Regulations. Games will be limited to non-banked poker games.
Card room operation is also subject to approval by the county commission in which the pari-mutuel facility is located. This same bill also authorized full-card simulcasting of races from out of state tracks such as Belmont, Meadowlands, Philadelphia Park and Monmouth. The Fronton is currently carrying several of these signals. The Company plans to open its poker room, initially with 18 to 20 poker tables having about 150 gaming positions, in conjunction with the opening of its next live jai-alai season beginning January 3, 1997, if local approval is granted.

     On July 3, 1996, the Company signed an agreement to purchase notes (the "WJA Notes") of WJA Realty, with balances aggregating $20,000,000 from the Bank of Oklahoma, N.A., Tulsa, Oklahoma. The WJA Notes are secured by, among other collateral, real estate and improvements consisting of three jai-alai pari-mutuel facilities located in Miami, Tampa and Ocala, Florida. Consideration for the WJA Notes will be a combination of $8,000,000 in cash, 615,385 shares of the Company's Common Stock and a $1,000,000 non-interest bearing note. Closing is scheduled for October 28, 1996, however, the closing is subject to all approvals required under the State of Florida House Bill No. 337 to establish and operate card rooms in Dade County (Miami) and Hillsborough County (Tampa) Florida, and other approvals required by the State of Florida Department of Business and Professional Regulation, Division of Pari-Mutuel Wagering. The Company and principals of WJA Realty are presently engaged in negotiations concerning a combination of the two companies or their operations.

     In the course of its business, the Company has had numerous discussions, and continues to have discussions, regarding joint ventures and business combinations related to the pari-mutuel and gaming industry, including the acquisition of other jai-alai frontons. No assurances can be given about the likelihood or timing of any such transaction.


            PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock of the Company trades on the NASDAQ SmallCap Market under the symbol "BETS". The following table shows the high and low bid prices for the Common Stock of the Company for the periods presented as reported by NASDAQ. The following bid prices reflect reported inter-dealer transactions and are not necessarily representative of actual transactions which occurred. Further, the prices do not include retail markup, markdown or commissions.


                                    High            Low
Quarter Ended June 30, 1996        $ 9-3/4        $ 2-1/2
Quarter Ended March 31, 1996       $11            $ 4-3/4

Year Ended December 31, 1995        High            Low

Quarter Ended December 31, 1995    $14-1/2        $ 8-1/4
Quarter Ended September 30, 1995   $17-1/4        $ 7-3/4
Quarter Ended June 30, 1995        $10-1/2        $ 4
Quarter Ended March 31, 1995       $ 5-1/8        $ 2

Year Ended December 31, 1994        High            Low

Quarter Ended December 31, 1994    $ 5            $ 2
Quarter Ended September 30, 1994   $ 6-1/4        $ 3-3/4
Quarter Ended June 30, 1994        $10-1/2        $ 4-1/2
Quarter Ended March 31, 1994       $11-3/4        $ 1-3/4


     On August 19, 1996, the closing bid and asked quotations for the Common Stock of the Company as quoted on the NASDAQ SmallCap Market were $6.125 bid and $6.75 asked per share. As of August 19, 1996, the Company had approximately 3,750 holders of record of its Common Stock and a substantial additional number of street-name holders held of record by brokers and depository companies.

     The Company has not paid any dividends on its Common Stock in the past and does not expect to pay any dividends on its Common Stock in the foreseeable future. In the event the Company is not contractually prohibited from paying dividends, the holders of Common Stock would be entitled to receive dividends only when and as declared by the Board of Directors of the Company, subject to the prior rights and preferences, if any, of holders of preferred stock.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of August 12, 1996, concerning each stockholder known to the Company to own beneficially more than five percent of the Common Stock of the Company and information regarding beneficial ownership of Common Stock by each director and executive officer of the Company and by all executive officers and directors as a group. The table also sets forth comparable data for such persons adjusted for any sales by them in this offering, and the increase in the number of shares to be outstanding as a result of such sales, assuming the issuance of 615,385 shares upon consummation of the purchase of the WJA Notes, resulting in a total of 4,016,164 shares issued and outstanding. Each of the persons listed below has sole voting and investment power with respect to such shares, unless otherwise indicated. For certain information with respect to the Selling Stockholder, see "Selling Stockholder and Plan of Distribution."


                                Pre-Offering                Post-Offering

Directors and            Number of      Percent of    Number of      Percent of
Executive Officers        Shares           Class       Shares           Class
__________________       ___________     __________   ___________     __________
W. B. Collett            3,004,480(3)       59.4%     3,004,480(3)      52.98%
Robert L. Hurd              26,000(4)          *         26,000(4)          *
W. B. Collett, Jr.          75,000(5)        2.2%        75,000(5)       1.83%
Timothy L. Hensley          50,000(6)        1.4%        50,000(6)       1.23%
Roland M. Howell           336,000(7)        9.8%       336,000(7)       8.31%
Gary E. Bowman              25,500(8)          *         25,500(8)          *
George W. Galloway, Jr.     25,000(8)          *         25,000(8)          *
All current directors
 and officers as a
 group (7 persons)       3,541,980(9)       67.1%     3,541,980(9)      60.07%
5% Beneficial Owners

Freedom Financial
 Corporation(10)         2,679,480(11)      56.6%     2,679,480(11)     50.12%
WJA Realty Limited
 Partnership
P.O. Box 1439
Tulsa, Oklahoma  74101     200,000(12)       5.9%       200,000(12)      4.98%
Roland M. and Dorothy V.
  Howell
Plaza Venetia
Suite 22A-B
555 N.E. 15th Street
Miami, Florida 33132       336,000(7)        9.8%       336,000(7)       8.31%
Casino America, Inc.
711 Washington Loop
Biloxi, Mississippi 39530  315,746(13)       9.2%       315,746(13)      7.86%
___________________________


*  Represents less than 1% of class.

(1) Based upon information furnished to the Company by the named person, and information contained in filings with the Securi-ties and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days. Unless otherwise indi-cated, the named persons have sole voting and investment power with respect to shares shown by them.

(2) Based on 3,400,779 shares outstanding as of August 12, 1996, with respect to the Pre-Offering percentages and 4,016,164 shares outstanding with respect to the Post-Offering percentages, assuming the issuance of 615,385 shares upon consummation of the purchase of the WJA Notes. Shares of Common Stock subject to exercisable options or options exercisable within 60 days are deemed outstanding for computing the percentage of class of the person holding such options but are not deemed outstanding for computing the percentage of class for any other person.

(3) Includes 2,679,480 shares beneficially owned by Freedom, including 1,330,000 shares which Freedom currently has the right to acquire. See Note 10. Mr. Collett may be deemed to beneficially own the shares held by Freedom, although he disclaims beneficial ownership of such shares. Includes 325,000 shares that Mr. Collett may purchase pursuant to options.

(4)  Includes 1,000 shares owned by the Hurd Family Partnership,
     L.P., of which Mr. Hurd is general partner. Includes 25,000 shares that Mr. Hurd may purchase pursuant to options.

(5) Includes 75,000 shares that may be purchased pursuant to options.

(6) Includes 50,000 shares that may be purchased pursuant to options.

(7) Of the 336,000 shares, Mr. and Mrs. Howell own 156,000 shares as joint tenants and share voting and investment power, Mr. Howell owns 35,000 shares individually (including options for 25,000 shares) and retains sole voting and investment power with respect to these shares, and Mrs. Howell owns 145,000 shares individually and retains sole voting and investment power with respect to these shares.

(8) Includes 25,000 shares that may be purchased pursuant to options.

(9) Includes 1,880,000 shares which may be acquired by all direc-tors and officers as a group pursuant to options, including options for 1,330,000 shares owned by Freedom. See Note 3.

(10) The address of Freedom Financial Company is 2669 Charlestown Road, New Albany, Indiana 47150. The business address of W.
     B. Collett is 1750 South Kings Highway, Fort Pierce, Florida 34945-3099. The address of Freedom Holding, Inc. is P.O. Box 216, Floyds Knobs, Indiana 47119.

(11) Includes 1,330,000 shares which Freedom currently has the right to acquire. See also Note 10.

(12) Roger M. Wheeler, Jr. and E.H.P. Company (wholly owned by Pamela W. Norberg) are the general partners of WJA Realty Limited Partnership. As the general partners, each may be deemed to share with the other voting and dispositive power with respect to the shares.

(13) Casino America, Inc. owns 23,681 shares of Freedom's 7% Series AA Mandatorily Redeemable Preferred Stock (the "Freedom Preferred Stock"). Until October 4, 1999, the Freedom Preferred Stock is convertible into 157,873 shares of the Company's Common Stock owned by Freedom if at the time of conversion Florida law permits casino style gaming at the Fronton and 315,746 shares if at the time of conversion Florida law does not permit casino style gaming at the Fronton.

           SELLING STOCKHOLDER AND PLAN OF DISTRIBUTION

     The Selling Stockholder will have acquired the 615,385 shares of Common Stock offered by this Prospectus in connection with the consummation of the purchase of the WJA Notes. BOK DPC Asset Holding Corporation, the Selling Stockholder, is a subsidiary of Bank of Oklahoma, National Association. See "The Company." As of August 12, 1996, the Selling Stockholder did not own any shares of Common Stock. Assuming the acquisition of the 615,385 shares of Common Stock, the Selling Stockholder would own 15.3% of the post-acquisition 4,016,164 issued and outstanding shares of Common Stock.

     The securities offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Selling Stockholder in negotiated transactions and in the over-the-counter market on NASDAQ. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent; and (b) ordinary brokerage transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Alternatively, the Selling Stockholder may from time to time offer the securities offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of securities for whom they may act as agents.

     The Selling Stockholder and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensa-tion from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The securities offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed or at varying prices determined at the time of sale or at negotiated prices.

     The Selling Stockholder will pay its legal fees and the commissions and discounts of underwriters, dealers or agents, and transfer taxes, if any, incurred in connection with the sale of the shares.

     The Company has agreed to indemnify the Selling Stockholder against certain liabilities in connection with the Registration
Statement, of which this Prospectus is a part, including certain liabilities under the Securities Act.

                          LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Brown, Todd & Heyburn PLLC, Louisville, Kentucky.


                             EXPERTS

     The audited financial statements and schedules of the Company incorporated by reference into this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in its report, have been audited by King & Company, PSC, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in, or incorporated by reference in, this Prospectus, in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholder or any selling agent. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or incorporated by reference herein or in the affairs of the Company since the date hereof.





                      TABLE OF CONTENTS
                                                             Page

Available Information . . . . . . . . . . . . . . . . .         2
Incorporation of Certain Documents
  by Reference  . . . . . . . . . . . . . . . . . . . .         2
Prospectus Summary  . . . . . . . . . . . . . . . . . .         3
Risk Factors  . . . . . . . . . . . . . . . . . . . . .         5
Use of Proceeds . . . . . . . . . . . . . . . . . . . .         7
The Company . . . . . . . . . . . . . . . . . . . . . .         7
Price Range of Common Stock
  and Dividends . . . . . . . . . . . . . . . . . . . .         8
Security Ownership of Certain
  Beneficial Owners and Management. . . . . . . . . . .         8
Selling Stockholder and Plan
 of Distribution  . . . . . . . . . . . . . . . . . . .        10
Legal Matters . . . . . . . . . . . . . . . . . . . . .        11
Experts . . . . . . . . . . . . . . . . . . . . . . . .        11




                          615,385 Shares

                                of

                           Common Stock











                          FLORIDA GAMING
                           CORPORATION











                      ______________________

                            PROSPECTUS

                     _______________________






                        ______ __, 199__

                             PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

Expense                                 Amount

SEC registration fee                    $ 1,366
"Blue Sky" filing fees and expenses
  (including legal expenses)(1)          15,000
Legal fees and expenses(1)               15,000
Accounting fees and expenses(1)           1,000
Printing(1)                                 100
Transfer agent fees(1)                      100
                                        _______
                                        $32,566
                                        =======
(1)  Estimated

     All itemized fees and expenses of the offering are expected to be paid by the Registrant.

Item 15.  Indemnification of Directors and Officers.

     Section 102(a)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102(a) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as an injunction or rescission. The Registrant's Restated Certificate of Incorporation limits the liability of the directors to the Registrant or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(a). Specifically, a director of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative, or investigative, to which any of them is a party by reason of his being a director or officer of the Registrant if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Registrant's by-laws provide that the Registrant shall indemnify each person who may be indemnified pursuant to Section 145, as amended from time to time (or any successor provision thereto), to the fullest extent permitted by Section 145.

     On March 10, 1993, the Board of Directors of the Registrant authorized the Registrant to enter into indemnification agreements with each of its directors and executive officer to evidence the Registrant's agreement to indemnify them to the fullest extent permitted by law.

     The Company does not presently carry any officer/director liability insurance policy.

     See Item 17 below regarding indemnification.

Item 16.  Exhibits.

     3.1 Restated Certificate of Incorporation is hereby incorporated by reference to Exhibit 3.1 of Form SB-2
          Registration Statement No. 33-79882.

     3.2 Certificate of Designations for Series B Preferred Stock is hereby incorporated by reference to Exhibit 3.3 of Form S-3 Registration Statement No. 33-99380.

     3.3  Certificate of Amendment to Certificates of
          Designations of Series B Preferred Stock and Series
          9% AA Preferred Stock.

     3.4  Bylaws are hereby incorporated by reference to Exhibit
          3.2 of Form SB-2 Registration Statement No. 33-79882.

     4.1 Restated Certificate of Incorporation is hereby incorporated by reference to Exhibit 3.1 of Form SB-2
          Registration Statement No. 33-79882.

     5    Opinion of Brown, Todd & Heyburn PLLC.

     23.1 Consent of Brown, Todd & Heyburn PLLC is included in its opinion filed herewith.

     23.2 Consent of King & Company, PSC.

     24   Power of attorney included on signature page hereof.

 Item 17.  Undertakings.

          (a)  The undersigned Registrant hereby undertakes:

               (i) To include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (d)  The Registrant will:

               (1)  For determining any liability under the
     Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

               (2)  For determining any liability under the
     Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                             SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Louisville, Commonwealth of Kentucky.


                              FLORIDA GAMING CORPORATION



Date: August 20, 1996.        By /s/ W. Bennett Collett
                                 W. Bennett Collett
                                 Chairman of the Board and Chief
                                   Executive Officer



                        POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints W. Bennett Collett and Timothy
L. Hensley his true and lawful attorneys-in-fact and agents, with full power of substitution, and each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ W. Bennett Collett        Chairman of the Board         August 20, 1996
W. Bennett Collett            of Directors and Chief
                              Executive Officer
                              (Principal Executive
                              Officer)


/s/ Timothy L. Hensley        Executive Vice President      August 20, 1996
Timothy L. Hensley            Treasurer and Chief
                              Financial Officer
                              (Principal Financial and
                              Accounting Officer)


/Gary E. Bowman               Director                      August 20, 1996
Gary E. Bowman


/s/ Robert L. Hurd            President and                 August 15, 1996
Robert L. Hurd                Director


/s/ Roland M. Howell          Director                      August 17, 1996
Roland M. Howell


/W. Bennett Collett, Jr.      Director, Executive           August 20, 1996
W. Bennett Collett, Jr.       Vice President and
                              Secretary


/s/ George W. Galloway, Jr.   Director                      August 20, 1996
George W. Galloway, Jr.